UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-40617

Regencell Bioscience Holdings Limited

(Registrant’s Name)

9/F Chinachem Leighton Plaza

29 Leighton Road

Causeway Bay, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Appointment of Independent Director

On June 30, 2025, the board of directors of Regencell Bioscience Holdings Limited, a company incorporated under the laws of the Cayman Islands (the “Company”), appointed Ms. Margaret Hoor Han Lo, as a director of the Company, effective the same day, to fill the vacancy resulting from the resignation of Mr. Paul J. Niewiadomski. Ms. Lo will also serve on the Company’s audit committee, compensation committee and nominating and corporate governance committee. Ms. Lo is a seasoned investor with over 30 years of extensive experience in real estate investments. She is also deeply committed to philanthropy, actively participating in various charitable initiatives and volunteer work. There is no family relationship between Ms. Lo and any of our other officers and directors.

Resignation of Independent Director

Mr. Paul J. Niewiadomski, an independent director of the Company, notified the Company of his resignation from the board of directors for personal reasons on June 30, 2025, effective the same day. Mr. Niewiadomski was the chairperson of the nominating and corporate governance committee and a member of the compensation committee and the audit committee. His resignation was not a result of any disagreements with the Company or any of its subsidiaries and affiliates on any matter related to the operations, policies or practices of the Company or any of its subsidiaries and affiliates.

Mr. Niewiadomski will remain with the Company in an advisory role.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2025

Regencell Bioscience Holdings Limited

By:	/s/ Yat-Gai Au
Name:	Yat-Gai Au
Title:	Chief Executive Officer and
Chairman of the Board of Directors

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